for immediate release

For further information, contact:

Luciana Paulo Ferreira CSN – Investor Relations 021 2586 1442 luferreira@csn.com.br www.csn.com.br

CSN ANNOUNCES RECORD OPERATING RESULTS IN 2002

(Rio de Janeiro, Brazil, March 26, 2002) – Companhia Siderúrgica Nacional (CSN) (BOVESPA: CSNA3) (NYSE: SID) announced today its financial results for the quarter and full-year period ended December 31, 2002. The Company’s audited results are presented according to the Brazilian GAAP Corporate Law and are stated in Brazilian Reais (R$). The figures below pertain mostly to the Company’s unconsolidated results and all comparisons, unless stated otherwise, are related to the same period of 2001. On December 31, 2002, one U.S. Dollar (US$) was equivalent to R$3.5333.

Highlights

•	The strong operating performance contributed to record EBITDA (Gross Profit – SG&A Expenses + Depreciation and Depletion), of R$783 million, 103.6% higher than in 4Q01, with an EBITDA margin of 52.4%. In the twelve-month period of 2002, EBITDA was 69.1% higher, totaling R$2,150 million, with a 46.7% margin over net sales. Consolidated EBITDA totaled R$2,276 million, 34% higher than in 2001.

•	Operating Income before financial and equity results grew 101% to R$1.4 billion in the twelve-month period ended December 31, 2002, reflecting higher sales volume, a strategy shift that promoted exports, higher prices and lower cost of goods sold on a per tonne basis.

•	Sales volume in the fourth quarter 2002 totaled 1.25 million tonnes of finished products and slabs, 10% higher compared to 4Q01. For full-year 2002, sales volume totaled 4.8 million tonnes, 20% higher than in 2001. The higher volume was made possible by greater output following the revamping of Blast Furnace #3 and Hot Strip Mill #2 completed in 2001. Export volume as a percentage of total sales totaled 38% in the fourth quarter, reaching 33% for full-year 2002, increases of 9 and 15 percentage points, respectively, over the same periods of 2001. These variations are a result of the Company’s recent strategy to redirect a higher percentage of its sales to exports.

•	Net revenue grew 69% in the fourth quarter of 2002, totaling R$1.5 billion. Export revenues (denominated in U.S. dollars and translated into reais in the income statement), rose from 18% to 37% of total sales revenue in the fourth quarter. The growth in the export market is explained by the higher volume and by the 136% increase in average prices (in spite of the fact that slabs accounted for 8%). In the twelve-month period net sales grew by 40% to R$4.6 billion, with exports accounting for 30% of total revenues.

•	On December 31, 2002, CSN’s consolidated net debt position was US$1.4 billion, unchanged from September 30, 2002 and US$678 lower than at the close of 2001. This reduction is a result of a US$480 million drop in gross debt and a US$198 million increase in cash, which amounted to US$487 million at the close of 2002. The higher cash position comes from the Company’s strong cash generation, as well as from gains on hedging instruments.

for immediate release

•	Besides U.S. dollar investments of US$62 million in cash, mainly through its offshore subsidiaries, CSN maintains exchange rate hedging instruments, in swaps, totaling US$1.5 billion, which represents 100% of the Company’s foreign currency denominated debt.

•	As a result of the excellent operating performance and the 9.3% appreciation of the Brazilian real during 4Q02, CSN’s net income totaled R$358 million (R$4.99 per ADR) in 4Q02, which partially offset the losses of previous quarters, closing full-year 2002 with a net loss of and R$219 million (R$3.05 per ADR). The deferred exchange rate net losses incurred in 2001, and the amortization of a portion of those losses in 2002, explains most of the variation between the net income of R$296 million in 2001 and the loss in the same period in 2002. The impact (net of taxes) of the amortization of the 2001 deferral and of the outstanding balance from the 1999 exchange rate net loss deferral was R$409 million in 2002. On a consolidated basis, CSN had a net loss of R$195 million in 2002, compared to a net income of R$300 million in the full-year period of 2001.

Production and Production Costs

In 4Q02, production remained stable at 1.3 million tonnes compared to 4Q01. For full-year 2002, crude steel output totaled 5.1 million tonnes, 27% higher than in 2001, while rolled finished products production grew 15% to 4.7 million tonnes (production volumes measured at the continuous caster for crude steel, and at the hot strip mill for rolled finished products — this volume slightly differs from inventory deposits due to normal process losses).

Production costs in 2002 were lower on a per-tonne basis, although affected by the higher average dollar exchange rate, which was 25% higher than in 2001. Higher productivity in 2002 led to a greater dilution of fixed costs, contributing to the lower costs on a per tonne basis. In addition, the consumption of outsourced slabs, during the revamping of BF#3, contributed to cost increases in 2001.

Total production costs maintained their relative proportions, with the exception of raw materials costs (due to the consumption of outsourced slabs in 2001).

Sales

Sales volume of finished products and slabs totaled 1.25 million tonnes, 10% higher than in 4Q01. This amount includes 48,000 tonnes of exported slabs. For full-year 2002, sales volume totaled 4.8 million tonnes, 20% higher than in 2001 with 508,000 tonnes of exported slabs.

The domestic market accounted for 62% of total sales volume in 4Q02 compared to 71% in the same period of 2001. For full-year 2002, domestic sales volume accounted for 67% of total sales, compared to 82% in 2001. Due to increasing international prices and dollar appreciation, the Company decided to boost its exports, aiming at generating a continuous dollar denominated revenue flow.

Higher value-added galvanized steel and tin mill products accounted for 36% of total sales volume in the twelve-month period of 2002, compared to 42% last year, when the Company’s slab sales were 300,000 tons lower and hot rolled coil sales were 19% lower due to the modernization of HSM#2.

for immediate release

CSN´s consolidated sales volume was 5.0 million tonnes in 2002 compared to 4.0 million tonnes last year. The 171 thousand-tonne difference when compared to Parent Company’s sales volume is basically due to the realization of inventory in subsidiaries and the capitalization of 56,000 tons in CISA. In 2002, coated products accounted for 39% of total sales volume in 2002. This difference in sales mix is mainly attributable to the sale of galvanized products by CISA and GalvaSud, the latter utilizing cold rolled steel purchased mainly from CSN.

Operating Results

   Net revenues, Cost of Goods Sold & gross margin

Net revenues increased 69% to R$1.5 billion in 4Q02, compared to 4Q01. The 10% higher sales volume and the 35% and 136% higher average prices in the domestic and exports market, respectively, were responsible for this increase. Higher average prices are related to price increases implemented in the domestic market during the year and to higher average prices in the international market and the impact of the real devaluation on export sales. Domestic sales accounted for 63% of total sales volume compared to 82% in 4Q01.

For full-year 2002, net revenues totaled R$4.6 billion, 40% higher than in the previous year, with domestic sales accounting for 70% of total revenue compared to 86% in 2001. This improvement was due to 20% higher sales volume and 14% and 36% higher average prices in the domestic and exports markets, respectively.

Consolidated net revenues totaled R$5.2 billion in the 2002, 30% higher than in 2001. The difference between Parent Company and Consolidated figures is due, in part, to the sale of surplus energy in the amount of R$88 million through CSN’s subsidiary — CSN Energia and to the sales of Inal, CISA and GalvaSud, which are dedicated to the sale of higher value added products, using products supplied mainly by CSN.

In 4Q02, cost of goods sold (COGS) was 35% higher, totaling R$738 million. Higher sales volume and the impact of the 44% higher average exchange rate on imported raw materials were the main reasons behind this increase. During this quarter, CSN accrued R$46 million in production costs reflecting the effect of the exchange rate losses incurred and deferred by MRS in 2001 and deferred. The R$46 million accrual reflects the aggregate amount of CSN’s share of those losses, which CSN will reimburse MRS under its contract with MRS in monthly payments during the next three years. For full-year 2002, COGS totaled R$2.5 billion, 20% higher than the previous year, due to higher sales volume. Consolidated COGS was R$2,748 million, 21% higher than in 2001.

The gross margin expansion to 51% in 4Q02 compared to 38% in 4Q01 is due mainly to higher selling prices, to a better sales mix and to production costs control. For full-year 2002, gross margin was 46%, or 9 percentage points higher than in 2001. Consolidated gross margin was in line with that of the Parent Company, at 47%, or 4 percentage points higher than in 2001.

   SG&A expenses

In 4Q02 SG&A expenses, without depreciation, totaled R$106 million, R$24 million greater than in 4Q01. The main reasons for this increase were R$11 million higher handling expenses (freight and insurance), a function of higher export volume in this quarter and the transfer of the R$17 million provision for the profit sharing program in 2002 to administrative expenses, which in 2001 had been included in other operating income/expenses.

For full-year 2002, SG&A expenses totaled R$445 million, 47% higher (or R$142 million) than in 2001, mainly for the reasons mentioned above, R$43 million of which was related to handling expenses, R$48 million to the reclassification of profit sharing provisions in the SG&A line of the income statement and R$31 million to the adjustment to provision for doubtful accounts in 2001.

   EBITDA

EBITDA in 4Q02 was 103,6% higher, totaling R$783 million. EBITDA margin (EBITDA/Net revenues) was 52.4%, 9 percentage points higher than in 4Q01. For full-year 2002, EBITDA totaled R$2,150 million, 69.1% higher than in 2001, with an EBITDA margin of 46.7%, remaining among the highest in the world for a steel company. Such increases are related to the growth of gross income/margin explained above.

Consolidated EBITDA also grew 34% and reached R$2,276 million, with an EBITDA margin of 44.1%. Surplus energy sales, which in the first half of 2001 generated a 78% EBITDA margin, presented a 20% EBITDA margin in 2002, due to lower average prevailing prices in the Wholesale Energy Market (MAE).

for immediate release

   Other operating income (expenses)

In 4Q02, the Company recorded other net expense of R$129 million, the same level recorded in 4Q01. For full-year 2002, this net expense totaled R$218, R$59 million higher than in 2001, due mainly to a provision to recognize the unfunded pension liability in CBS (CSN’s Pension Fund), which began in January 2002, according to CVM Ruling 371/2000 in the amount of R$66 million.

   Net financial results

Increases in the value of investments held in U.S. dollar-denominated instruments by the Company and its subsidiaries abroad and swap and options contracts (averaging US$1.3 billion and US$0.6 billion, respectively) were the main drivers for the increase in financial income (which does not include the amortization of the deferred exchange rate net losses) to R$1.5 billion for full-year 2002, despite the financial loss of R$473 recorded in 4Q02 due to the appreciation of the real during the quarter.

On the other hand, the greater exchange rate variation in 2002 (see Exchange Rate table) negatively impacted financial expenses and monetary/exchange variation. CSN recorded financial expenses of R$99 million in 4Q02 and R$806 million for full-year 2002. Provisions for taxes on financial income are included in that amount and were substantially higher due to the increase of that income. Net monetary/exchange variations, excluding the exchange rate loss amortization/deferral impacts, increased by R$249 million in the quarter and by R$2,352 million for the full-year 2002.

The average cost of CSN’s consolidated gross debt was reduced to 4.8% per year, in dollar terms. At the beginning of 2003, after the renewal of some swap transactions, the Company had 100% of its foreign currency denominated debt protected against currency fluctuations and an average cost of net consolidated debt of approximately 60% of the CDI Cetip (Brazilian Interbank Interest Rate).

Exchange Rate Impact Deferral: During 2002 CSN amortized a total amount of R$619 million, which is related to the 1999 and 2001 exchange rate net loss deferrals. With respect to the 2001 exchange rate net loss deferral, the Company amortized a total of R$512 million in 2002, leaving a balance of R$234 million to be amortized by 2004, of which R$130 million will be amortized in 2003. Regarding the 1999 exchange rate net loss deferral, the company amortized the remaining R$107 million during 2002.

   Equity in results of subsidiaries

Equity in results of subsidiaries was negative R$95 million in 4Q02, and positive R$785 million for full-year 2002. The positive difference of R$306 million for full-year 2002 is due mainly to the exchange rate impact on shareholders’ equity of offshore companies denominated in U.S. dollars.

   Income Tax and Social Contribution

In the fourth quarter of 2002, CSN recorded a tax provision of R$117 million. The negative difference of R$252 million compared to the same period in 2001 is due to the higher pre-tax loss recorded in 2002. For the full year period of 2002, CSN recorded an income tax credit of R$628 million, a positive difference of R$618 million, due to the pre-tax loss recorded in 2002 and R$132.5 million in variation on income tax from offshore subsidiaries.

   Net Income (Loss)

Net income in the fourth quarter of 2002 for the Parent Company was R$358 million (R$4.99 per ADR), which partially offset the net losses from previous quarters to close 2002 with a net loss of R$219 million (R$3.05 per ADR). Consolidated net loss totaled R$195 million.

Consolidated Net Debt

In 2002 CSN’s consolidated net debt was reduced from US$2.1 billion to US$1.4 billion, due to cash generation and gains from hedging operations. On December 31, 2002 cash and cash equivalents were US$487 million.

for immediate release

Capital Expenditures

In 2002, capital expenditures totaled R$435 million, with R$56 million being attributed to environmental projects, R$61 million in residual payments for the revamping of BF#3 and HSM#2 and R$318 million to other projects related to the maintenance of the Volta Redonda mill. Compared to 2001, investments were R$471 million lower, due to the revamping of BF#3 and HSM#2 in 2001.

The greatest operational investment in 2002, in the amount of R$326 million, was done through the affiliated CISA, in Araucária, and was directed to the Galvanizing and Pre-Painted Plant.

Recent Events

•	On March 6, 2003, through its subsidiary CSN Islands II Corp, CSN issued US$85 million in 1-year, 9.5% coupon notes. The transaction was coordinated by Pactual Overseas Corporation and was the first issuance by a non-financial services Brazilian company since March 2002.

•	In order to improve essential activities, efficiency and competitiveness of its companies, On February 28, 2003 CSN’s shareholders approved a proposal to transfer to CSN the plant in Parana state constructed by the Company’s subsidiary, CISA-CSN Industria de Acos Revestidos S.A. (“CISA”). As a result, CISA will be engaged exclusively in distribution and service center activities.

•	Between December 2002 and February 2003, the Company received R$171 million, which represents the first installment of the outstanding receivables to be collected from MAE, of which R$91 million were booked in 2002.

•	In February 2003, the Company was granted a final decision regarding the accrual of 42.72% of the financial effects on taxes related to the 89 inflation (‘Summer Plan’). As of December 31, 2002, the Company had not accrued these effects and thus had escrow accounts and related provisions in the amount of R$218 million. The reversal of this provision will be done only when these calculations are completed. CSN is still pursuing the initially requested accrual (51.87%).

CSN also received in February 2003 an infraction notice in the amount of R$328 million related to taxes from previous years. The Company disagrees with the notice and is preparing a challenge. Thus, there is no provision for contingencies related to this issue in 2002 results.

•	On January 10, 2003, an accident occurred at a ship unloading station at the Porto de Sepetiba – RJ coal terminal, leased and operated by CSN. The accident did not result in any injury or environmental damage. The steel mill’s operations were not jeopardized, as the Company had sufficient coal inventories for 40 days of normal operations. All of the facilities and equipment that were impacted are insured and the terminal resumed normal operations on January 28, 2003, with the first successful ship unloading following the accident.

•	In 2003, MRS raised its rates by an average of 45% to its exclusive customers. That increase should affect the company’s production costs by approximately 1%.

•	In December 2002, CSN announced its intention to sell its thermoelectric cogeneration power plant, located at the Presidente Vargas steel mill in Volta Redonda. Although the announced transaction structure at the time was not approved as per proposed terms, CSN will continue to pursue the most appropriate structure to sell these assets, maintaining the current energy supply for its production.

Companhia Siderúrgica Nacional, located in the state of Rio de Janeiro, Brazil, is a steel complex integrated by investments in infrastructure and logistics, that combines in its operation captive mines, an integrated steel mill, service centers, ports and railways. With a total annual production capacity of 5,400,000 tonnes of crude steel and gross revenues of R$5.4 billion reported in 2002, CSN is also the only tin-plate producer in Brazil and one of the five largest tin-plate producers worldwide.

Certain of the statements contained herein are forward-looking statements, which express or imply results, performance or events that are expected in the future. They include future results that may be implied by historical results, investments, pension funds deficits and obligations, cost of net debt for 2003, the amount of for immediate release

deferral to be amortized in 2003, the receivables from the sale of energy, the effect from the increase in railroad freight, the effect of the tax infraction notice and the intention to sell the thermoelectric cogeneration power plant. Actual results, performance or events may differ materially from those expressed or implied by the forward-looking statements, as a result of several factors, such as general and economic conditions in Brazil and other countries, interest rate and exchange rate levels, future renegotiations or pre-payment of liabilities or credits denominated in foreign currencies, protectionist measures in the US, Brazil and other countries, changes in laws and regulations and general competitive factors (on a global, regional or national basis).

Four pages of tables follow

for immediate release

                                                    INCOME STATEMENT
                                      PARENT COMPANY - BR GAAP - IN THOUSANDS OF R$
------------------------------------------------------------------------------------------------------------------
                                                  4RD Q 2002   3ND Q 2002   4RD Q 2001     2002         2001
------------------------------------------------------------------------------------------------------------------

GROSS REVENUES FROM SALES & SERVICES               1,723,755    1,348,607    1,069,368     5,405,645     4,009,805
Deductions from gross revenues                     (228,883)    (175,043)    (183,337)     (796,810)     (725,511)
NET REVENUES FROM SALES & SERVICES                 1,494,872    1,173,564      886,031     4,608,835     3,284,294
         Domestic market                             947,158      711,513      725,036     3,246,393     2,825,033
         Export market                               547,714      462,051      160,995     1,362,442       459,261
COST OF GOODS SOLD (COGS)                          (737,528)    (588,311)    (545,358)   (2,503,088)   (2,088,215)
    CoGS, net of depreciation/depletion            (605,582)    (469,639)    (419,935)   (2,013,598)   (1,709,038)
    Depreciation/depletion related to CoGS         (131,946)    (118,672)    (125,423)     (489,490)     (379,177)
GROSS INCOME                                         757,344      585,253      340,673     2,105,747     1,196,079
Gross Margin (%)                                        50.7         49.9         38.4          45.7          36.4
    Selling expenses                                (50,425)     (55,393)     (38,732)     (199,105)     (120,001)
    General and administrative expenses             (55,285)     (69,660)     (42,498)     (245,852)     (183,437)
    Depreciation/amortization in SG&A                (8,615)      (8,695)      (8,206)      (34,176)      (32,253)
    Other operating income (expenses), net         (129,170)        2,708    (122,447)     (217,872)     (158,975)
 INCOME BEFORE FINANCIAL AND EQUITY RESULTS          513,849      454,213      128,790     1,408,742       701,413
  Net Financial Results                               63,005  (1,608,762)    (404,229)   (3,021,445)     (890,002)
    Financial expenses                              (99,015)    (324,112)       94,987     (805,926)     (508,618)
    Financial income *                             (472,548)    1,219,703    (970,708)     1,548,442     (209,669)
    Monetary / Exchange variations, net *            696,751  (2,422,567)      945,447   (3,144,639)     (793,071)
    Deferral/Amortization of the Exchange rate      (62,183)     (81,786)    (473,955)     (619,322)       621,356
  Equity in results of subsidiaries                 (94,618)      575,141        7,362       785,014       479,223
OPERATING LOSS                                       482,236    (579,408)    (268,077)     (827,689)       290,634
   Non-operating income (expenses), net              (7,358)      (5,040)        2,309      (18,973)       (4,279)
LOSS BEFORE IT AND SOCIAL CONTRIBUTION               474,878    (584,448)    (265,768)     (846,662)       286,355
     Income tax provision                           (85,087)      300,133       98,386       465,563         4,898
     Social contribution tax credit (provision)     (31,641)      114,769       36,555       162,484         4,787
NET INCOME (LOSS)                                    358,150    (169,546)    (130,827)     (218,615)       296,040
------------------------------------------------------------------------------------------------------------------
Number of shares (in thousands), excluding        71,729,261   71,729,261   71,729,261    71,729,261    71,729,261
treasury stocks
Net income (loss) per 1000 shares - R$                  4.99       (2.36)       (1.82)        (3.05)          4.13
------------------------------------------------------------------------------------------------------------------
ADDITIONAL INFORMATION
------------------------------------------------------------------------------------------------------------------
EBITDA (*)                                           293,482            -       90,000       343,482       220,000
------------------------------------------------------------------------------------------------------------------
EBITDA Margin (%)                                    783,580      578,872      384,866     2,150,280     1,271,818
Interest on Equity/Dividends                            52.4         49.3         43.4          46.7          38.7
------------------------------------------------------------------------------------------------------------------
(*) EBITDA = gross income - SG&A expenses + depreciation, amortization and depletion.
* The amounts differ from the ones released on the Financial Statements due to the breakdown of the exchange rate deferral/amortization effect. To see further details refer to Note 22 from the Financial
Statements.

for immediate release

                                                   INCOME STATEMENT
                                     CONSOLIDATED - BR GAAP - IN THOUSANDS OF R$
------------------------------------------------------------------------------------------------------------------
                                                  4RD Q 2002    3ND Q 2002   4RD Q 2001     2002          2001
------------------------------------------------------------------------------------------------------------------

GROSS REVENUES FROM SALES & SERVICES               1,976,204     1,539,745    1,300,267     6,108,182    4,831,895
Deductions from gross revenues                     (275,788)     (219,361)    (221,133)     (942,873)    (849,421)
NET REVENUES FROM SALES & SERVICES                 1,700,416     1,320,384    1,079,134     5,165,309    3,982,474
         Domestic market                           1,041,509       798,363      889,961     3,587,222    3,468,093
         Export market                               658,907       522,021      189,173     1,578,087      514,381
COST OF GOODS SOLD (COGS)                          (796,494)     (646,148)    (582,949)   (2,747,994)  (2,280,482)
    CoGS, net of depreciation/depletion            (660,636)     (524,911)    (454,151)   (2,243,407)  (1,891,848)
    Depreciation/depletion related to CoGS         (135,858)     (121,237)    (128,798)     (504,587)    (388,634)
GROSS INCOME                                         903,922       674,236      496,185     2,417,315    1,701,992
Gross Margin (%)                                        53.2          51.1         46.0          46.8         42.7
    Selling expenses                                (38,584)     (189,300)     (56,489)     (368,797)    (179,262)
    General and administrative expenses             (64,011)      (80,281)     (53,802)     (276,899)    (213,053)
    Depreciation/amortization in SG&A               (11,042)      (10,434)     (10,099)      (41,317)     (37,118)
    Other operating income (expenses), net         (139,141)       (9,449)    (107,851)     (235,505)    (154,595)
INCOME BEFORE  FINANCIAL RESULTS AND EQUITY          651,144       384,772      267,944     1,494,797    1,117,964
  Net Financial Results                             (93,427)     (975,151)    (532,256)   (2,238,023)    (760,101)
    Financial expenses                             (474,836)     1,265,026  (1,002,844)     1,603,477    (153,094)
    Financial income *                               507,212   (1,885,786)      881,668   (2,552,333)    (754,801)
    Monetary / Exchange variations, net  *          (62,852)      (82,452)    (508,502)     (621,992)      629,363
    Deferral/Amortization of the Exchange rate       444,358   (1,967,693)     (68,085)   (2,904,160)    (395,602)
 Equity in results of subsidiaries                  (19,596)       (3,723)     (11,523)      (36,644)     (55,862)
OPERATING INCOME (LOSS)                              538,121     (594,102)    (275,835)     (779,870)      302,001
   Non-operating income (expenses), net              (4,289)       (4,646)        1,924      (14,781)      (4,594)
INCOME (LOSS) BEFORE IT AND SOCIAL CONTRIBUTION      533,832     (598,748)    (273,911)     (794,651)      297,407
     Income tax provision                           (92,481)       312,492      109,578       465,021          233
     Social contribution tax credit (provision)     (61,669)       119,618       39,370       134,949        2,189
NET INCOME (LOSS)                                    379,682     (166,638)    (124,963)     (194,681)      299,829
------------------------------------------------------------------------------------------------------------------
EBITDA                                               937,185       525,892      514,692     2,276,206    1,698,311
EBITDA Margin (%)                                    55.1          39.8         47.7             44.1         42.6
------------------------------------------------------------------------------------------------------------------

* The amounts differ from the ones released on the Financial Statements due to the breakdown of the exchange rate deferral/amortization effect. To see further details refer to Note 22 from the Financial
Statements.

for immediate release

                                                   BALANCE SHEET
                                           BR GAAP -- IN THOUSANDS OF R$

                                                    PARENT COMPANY                   CONSOLIDATED
--------------------------------------------------------------------------------------------------------
                                            ON 12.31.2002   ON 09.30.2002  ON 12.31.2002   ON 09.30.2002
---------------------------------------------------------------------------------------------------------
  CURRENT ASSETS                                4,257,340       5,444,332      4,227,070       6,024,293
     Cash & marketable securities               1,282,177       2,486,736      1,618,246       2,898,218
     Trade accounts receivable                  1,715,375       1,083,061      1,437,917       1,322,368
     Inventories                                  484,911         558,721        574,250         637,489
     Others                                       774,877       1,315,814        596,657       1,166,218
  LONG-TERM RECEIVABLES                         1,597,714       1,727,528      1,600,929       1,774,242
  PERMANENT ASSETS                             11,457,326      11,069,399      9,606,228       8,765,701
     Investments                                2,853,039       2,985,370        134,821          19,559
     Fixed assets                               8,194,064       7,619,802      8,975,706       8,216,235
     Deferred charges                             410,223         464,227        495,701         529,907
---------------------------------------------------------------------------------------------------------
  TOTAL ASSETS                                 17,312,380      18,241,259     15,434,227      16,564,236
---------------------------------------------------------------------------------------------------------
  CURRENT LIABILITIES                           3,443,414       4,159,479      4,728,635       5,784,788
      Loans and financing                       1,791,658       2,364,929      3,076,490       4,075,475
      Others                                    1,651,756       1,794,550      1,652,145       1,709,313
  LONG-TERM LIABILITIES                         8,960,737       9,573,786      5,810,400       6,303,355
      Loans & financing                         5,769,808       6,424,839      3,709,570       4,342,703
      Taxes on revaluation reserve              1,252,126       1,176,173      1,253,033       1,177,988
      Others                                    1,938,803       1,972,774        847,798         782,664
  SHAREHOLDERS' EQUITY                          4,908,229       4,507,994      4,895,192       4,476,093
     Capital                                    1,680,947       1,680,947      1,680,947       1,680,947
     Capital reserve                               10,485          10,485         10,485          10,485
     Revaluation reserves                       2,514,209       2,204,397      2,514,209       2,204,397
     Revenue reserves                             702,588       1,111,358        689,551       1,111,358
     Retained losses                                            (499,193)                      (531,094)
---------------------------------------------------------------------------------------------------------
TOTAL LIABILITIES AND SHAREHOLDERS' EQUITY     17,312,380      18,241,259     15,434,227      16,564,236
---------------------------------------------------------------------------------------------------------

                                               NET REVENUE BY PRODUCT
                                                    IN R$/TONNE

-------------------------------------------------------------------------------------------
                          4RD Q 2002    3ND Q 2002       4RD Q 2001        2002       2001
-------------------------------------------------------------------------------------------
   TOTAL MARKET              1,135           961              735            908        781
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  Hot Rolled                   862           717              583            698        558
  Cold Rolled                1,040           871              712            857        699
  Galvanized                 1,404         1,242            1,085          1,231      1,050
  Tin Mill Products          1,542         1,346            1,135          1,304      1,072
  Slabs                        611           666              315            451        315
-------------------------------------------------------------------------------------------

for immediate release

                                                    SALES VOLUME
                                               IN THOUSANDS OF TONNES

-------------------------------------------------------------------------------------------
                          4RD Q 2002     3ND Q 2002      4RD Q 2001        2002        2001
-------------------------------------------------------------------------------------------
 BRAZILIAN MARKET             776            700              809          3,237      3,272
-------------------------------------------------------------------------------------------
Hot Rolled                    252            244              286          1,188      1,193
Cold Rolled                   200            180              190            801        734
Galvanized                    129            109              157            540        660
Tin Mill Products             185            156              168            664        673
Slabs                          10             11                8             44         12
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 EXPORT MARKET                476            451              329          1,562        711
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Hot Rolled                    203            155               49            482        152
Cold Rolled                    49             29                3             94         27
Galvanized                     90             74                8            182         30
Tin Mill Products              96             96               57            341        290
Slabs                          38             97              212            463        212
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 TOTAL MARKET               1,252          1,151            1,138          4,799      3,983
-------------------------------------------------------------------------------------------
Hot Rolled                    455            399              335          1,669      1,345
Cold Rolled                   249            210              193            895        761
Galvanized                    219            183              165            722        690
Tin Mill Products             281            251              225          1,005        963
Slabs                          48            108              220            508        224
-------------------------------------------------------------------------------------------

--------------------------------------------------------------------------------------------------------
                                              Exchange Rates (R$/US$)
--------------------------------------------------------------------------------------------------------
             4th Q 00  1st Q 01  2nd Q 01   3rd Q 01  4th Q 01   1st Q 02  2nd Q 02   3rd Q 02  4th Q 02
--------------------------------------------------------------------------------------------------------
US$           1.9554    2.1616    2.3049     2.6713    2.3204     2.3236    2.8444     3.8949    3.5333
Change (%)     6.1       10.5       6.6       15.9     (13.1)      0.1       22.4       36.9     (9.3)
--------------------------------------------------------------------------------------------------------

                        INVESTMENTS IN FIXED AND DEFERRED ASSETS - PARENT COMPANY
                                           IN MILLIONS OF REAIS

---------------------------------------------------------------------------------------
                               4RD Q 2002   3ND Q 2002   4RD Q 2001     2002       2001
---------------------------------------------------------------------------------------
Technological improvements        43.7         3.9          16.7         67.3     104.9
Cold Strip Mill #2/3               6.1         5.7          48.0         16.6     219.3
Hot Strip Mill#2                  31.5        10.2          32.3         44.9     256.8
Environmental projects            17.8        14.7          24.5         55.8      89.9
Deferred                          23.1         9.9          16.2         51.9      50.0
Others*                           82.3        77.5          72.2        198.9     185.7
---------------------------------------------------------------------------------------
TOTAL                            204.5       122.0         209.9        435.4     906.6
---------------------------------------------------------------------------------------

* general construction work, materials, maintenance, logistics, etc